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                                                                      Exhibit 11

             STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS


          Earnings per common share of $0.98 for the year ended June 30, 1996 was calculated by dividing net income of $3,920,755 for the year ended June 30, 1996 by the average common and common equivalent shares outstanding of 3,993,070. Earnings per common share of $.95 for the year ended June 30, 1995 was calculated by dividing net income of $3,772,733 by the weighted-average number of common and common equivalent shares outstanding of 3,954,047. Common stock equivalents consist of stock options.